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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934)
                                (Amendment No. ___)*

                           ESPIRIT TELECOM GROUP PLC
                                (Name of Issuer)

 American Depositary Shares representing Ordinary Shares, nominal value 1p each
                         (Title of Class of Securities)

                                   29665W104
                                 (CUSIP Number)

                       Carter Strong, Esq. (202) 857-6252
                      Arent Fox Kintner Plotkin & Kahn PLLC
           1050 Connecticut Avenue, NW, Washington, D. C. 20036-5339
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               November 26, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.   29665W104                              Page  2  of  12 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gold & Appel Transfer, S.A.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   20,246,098 Ordinary Shares

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,246,098 Ordinary Shares

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.51%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.   29665W104                              Page  3  of  12 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Walt Anderson

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   162,615 Ordinary Shares

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   20,408,713 Ordinary Shares
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        20,408,713 Ordinary Shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.64%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.           SECURITY AND ISSUER

         This Statement relates to American Depositary Shares ("ADS" or "ADS's") and Ordinary Shares ("Ordinary Shares") of Esprit Telecom Group plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"). Each ADS is evidenced by an American Depositary Receipt and represents the right to receive seven Ordinary Shares, nominal value one (U.K.) pence (1p) each. The Issuer's principal executive offices are located at Minerva House, Valpy Street, Reading, RG1 1AR United Kingdom.


ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a citizen of the United States of America ("Mr. Anderson"), as joint filers.

         Gold & Appel, which is wholly owned by Iceberg Transport, S.A., a corporation organized under the laws of the Republic of Panama ("Iceberg"), has its principal place of business in the Omar Hodge Building, Wickhams Cay, Road Town, Tortula, British Virgin Islands. Gold & Appel's principal business is making capital venture investments. Iceberg's principal place of business is located at 53rd Street (Calle 53), Urbanizacion, Obarrio, Torre Swiss Bank, Panama City, Republic of Panama. Iceberg's principal business is research, from a financial investment basis, of international development projects, and its ownership of Gold & Appel. Gold & Appel's directors and executive officers are as follows:

                        Position with
Name                    Gold & Appel                 Business Address                    Principal Occupation
----                    -------------                ----------------                    --------------------
Servco Limited          Sole Director*               Omar Hodge Building                 Corporate Management
                                                     Wickhams Cay Road Town,             and Consulting
                                                     Tortula, British Virgin Islands

Rose Restrepo           Authorized Signatory         Omar Hodge Building                 Corporate Management
                        for Servco Limited           Wickhams Cay Road Town,             and Consulting
                                                     Tortula, British Virgin Islands

Walt Anderson           Secretary*                   3050 K Street, NW Suite 250         Chairman of the Board of
                                                     Washington, DC 20007                the Issuer

* Mr. Anderson is also attorney-in-fact for Gold & Appel, which has no president or treasurer (such duties are filled by Servco Limited, as Gold & Appel's sole director). See item 5(a) below.

Iceberg's directors and executive officers are as follows:

                                                                    Page 5 of 11

                         Position with                                   Principal
Name                     Iceberg             Business Address            Occupation               Citizenship
----                     -------------       ----------------            ----------               -----------
Pablo Javier Espana      Director and        53 Street (Calle 53)        Attorney,                Republic of Panama
                         President           Urbanizacion, Obarrio       Morgan & Morgan
                                             Torre Swiss Bank
                                             Panama City
                                             Republic of Panama

Adelina M.               Director and        53 Street (Calle 53)        Attorney,                Republic of Panama
DE Estribi               Secretary           Urbanizacion, Obarrio       Morgan & Morgan
                                             Torre Swiss Bank
                                             Panama City
                                             Republic of Panama

Aida May Bings           Director and        53 Street (Calle 53)        Attorney,                Republic of Panama
                         Treasurer           Urbanizacion, Obarrio       Morgan & Morgan
                                             Torre Swiss Bank
                                             Panama City
                                             Republic of Panama

         Mr. Anderson's business address is 3050 K Street, NW, Suite 250, Washington, DC 20007. Mr. Anderson's principal occupation is Chairman of the Issuer's board of directors. Mr. Anderson also is the Secretary of Gold & Appel, for which he is attorney-in-fact.

         Neither Gold & Appel nor Mr. Anderson, nor Iceberg nor any director or executive officer of either Gold & Appel or Iceberg named above, has been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Gold & Appel owns 15,500,000 Ordinary Shares which it acquired from Esprit Telecom Limited, a predecessor company of the Issuer ("Esprit Telecom Limited"), on June 27, 1991.

         As set forth in the table below, Gold & Appel (i) purchased a total of 482,300 ADS's between June 10, 1997 and January 8, 1998, on the NASDAQ National Market; (ii) purchased an aggregate of 210,000 ADS's in four separate, private transactions, on, respectively, October 14, 1997, November 26, 1997, December 3, 1997 and January 9, 1998; and (iii) transferred 14,286 ADS's to an individual, without consideration, on December 16, 1997 (the Ordinary Shares and ADS's owned by Gold & Appel being referred to collectively as the "Gold & Appel Shares").

                                                                Price per ADS
      Date                  Number of ADS's                   (in U.S. dollars)
      ----                  ---------------                   -----------------
  06/10/97                      4,000                            8.1250000
  08/28/97                      1,500                            5.8750000
  09/02/97                      2,000                            6.0000000
  09/02/97                      4,800                            5.9375000
  09/03/97                    150,000                            6.0625000
  10/14/97 (1)                148,572 (1)                        6.0000000 (1)
  11/26/97 (2)                 33,928 (2)                        5.3750000 (2)
  11/26/97                     60,000                            5.6250000
  11/26/97                      5,000                            5.7500000
  11/26/97                      2,500                            6.0000000
  12/01/97                     20,000                            6.7500000
  12/02/97                     10,000                            8.1250000
  12/03/97 (1)                  3,500 (1)                        6.2500000 (1)
  12/05/97                      5,000                            8.5000000
  12/10/97                     10,000                            8.5000000
  12/15/97                      2,500                           10.8750000
  12/16/97                     20,000                           11.5000000
  12/16/97                     10,000                           11.6250000
  12/16/97 (3)                (14,286) (3)                       0.0000000 (3)
  12/22/97                     17,500                           11.2500000
  12/22/97                      2,500                           11.1250000
  12/23/97                     10,000                           11.1250000
  12/29/97                     50,000                           11.2500000
  12/30/97                     50,000                           11.1250000
  01/02/98                     10,000                           11.0000000
  01/05/98                     10,000                           11.0000000
  01/06/98                      5,000                           11.0000000
  01/08/98                     10,000                           11.0000000
  01/08/98                     10,000                           10.8750000
  01/09/98 (2)                 24,000 (2)                       11.0000000 (2)
  TOTAL                       678,014

(1) Purchase in a private transaction.

(2) Purchase from Mr. Anderson in a private transaction.

(3) Transfer for no consideration to an individual.

All of the funds used by Gold & Appel to purchase the above-listed Ordinary Shares and ADS's came from Gold & Appel's general corporate funds.

         Mr. Anderson acquired 338,700 Ordinary Shares at a per share price of one (U.K.) pence (1p) on January 2, 1997 pursuant to the exercise of options issued under an option plan maintained by the Issuer's immediate predecessor company, Esprit Telecom (Jersey) Limited. At such time, Mr. Anderson also held 237,500 Ordinary Shares acquired from Esprit Telecom Limited. Mr. Anderson subsequently sold (i) such 237,500 Ordinary Shares, representing approximately 33,928 ADS's, to Gold & Appe1 on November 26, 1997 at $5.375 per ADS; (ii) 1,155 ADS's representing 8,085 Ordinary Shares on December 23, 1997 on the NASDAQ National Market at $10.94 per ADS; and (iii) 24,000 ADS's representing 168,000 Ordinary Shares on January 9, 1998 to Gold & Appel at $11.00 per ADS. Mr. Anderson currently owns 162,615 Ordinary Shares ( the "Anderson Shares").

ITEM 4.           PURPOSE OF TRANSACTION.

         Gold & Appel acquired the Gold & Appel Shares for investment purposes. Mr. Anderson, in the name of and on behalf of Gold & Appel, may determine to purchase additional securities of the Issuer or to sell some or all of any of the Gold & Appel Shares at any time in private or market transactions depending on market conditions, an evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other opportunities available to Gold & Appel, general economic conditions, money and stock market conditions, and other further developments.

         Except as described herein, neither Gold & Appel nor Mr. Anderson, on behalf of Gold & Appel, has any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be debited from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) Any action similar to any of those enumerated above.

         Mr. Anderson, on behalf of Gold & Appel, may, at any time and from time to time review or reconsider the position of Gold & Appel and formulate plans or proposals with respect to the Issuer and its securities, but has no current intention of doing so.

         Mr. Anderson acquired the Anderson Shares for investment purposes. Mr. Anderson, acting in his own behalf, may determine to purchase additional securities of the Issuer or to sell some or all of any of the Anderson Shares at any time in private or market transactions depending on market conditions, his evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other opportunities available to Mr. Anderson, general economic conditions, money and stock market conditions, and other further developments. Excluding action taken in his capacity as Chairman of the Issuer's board of directors, Mr. Anderson, acting in his own behalf, has no plans or proposals which relate to or would result in the matters enumerated in (a)-(j) above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Gold & Appel beneficially owns 15,500,000 Ordinary Shares and 678,014 ADS's, representing 4,746,098 Ordinary Shares or an aggregate equivalent of 20,246,098 Ordinary Shares or approximately 16.51% of the outstanding Ordinary Shares, based on the Issuer's outstanding shares as of December 12, 1997 pursuant to the Issuer's Registration Statement on Form F-1, Registration No. 333-8074, filed with the U.S. Securities and Exchange Commission on such date.

                  By virtue of the power-of-attorney dated January 6, 1995 and remaining in full force and until January 15, 1998, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "1995 Power-of-Attorney"), Mr. Anderson had the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Gold & Appel Shares. A copy of the 1995 Power-of-Attorney is filed as Exhibit 1 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission by Gold & Appel with respect to the common stock of US WATS, Inc. on January 21, 1997, and is incorporated herein by this reference. The terms of the 1995 Power-of-Attorney were renewed pursuant to a power-of-attorney from Gold & Appel dated January 19, 1998 and remaining in full force and until January 15, 2001, a copy of which is included herewith as
                  Exhibit 7.2 (the "1998 Power-of-Attorney") (the 1995 Power-of-Attorney and 1998 Power-of-Attorney being referred to collectively as the "Power-of-Attorney"). Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Gold & Appel Shares. Mr. Anderson, however, disclaims beneficial ownership of the Gold & Appel Shares.

                  In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 2,500,000 Ordinary Shares and 120,000 ADS's representing an aggregate of 3,340,000 Ordinary Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Ordinary Shares and ADS's held by FINDS.

                  Mr. Anderson beneficially owns the Anderson Shares, representing approximately 0.13% of the outstanding Ordinary Shares as of December 12, 1997.

         (b) Gold & Appel has the sole power to vote the Gold & Appel Shares. Mr. Anderson has the power in the name of and on behalf of Gold & Appel, to dispose of the Gold & Appel Shares under the Power-of-Attorney. Mr. Anderson also has the sole power to vote and dispose of the Anderson Shares.

         (c) As reported in item 3 above, during the past 60 days through the date hereof, (i) Gold & Appel purchased, in multiple transactions, an aggregate of 381,428 ADS's, representing 2,669,996 Ordinary Shares and transferred, for no consideration, 14,286 ADS's, representing 100,002 Ordinary Shares, (ii) Mr. Anderson sold 59,083 ADS's, representing 413,581 Ordinary Shares, in three separate transactions and
                  (iii) FINDS purchased 20,000 ADS's on the NASDAQ National Market, as follows:
                                                                 Price per ADS
                  Date             Number of ADS's             (in U.S. dollars)
                  ----             ---------------             -----------------
                  12/22/97             10,000                        11.375
                  12/23/97             10,000                        11.500

         (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADS's, as applicable, beneficially owned by Gold & Appel or Mr. Anderson.

         (e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Power-of-Attorney and the Joint Filing Agreement attached to this Statement as Exhibit 7.1, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Ordinary Shares or ADS's, beneficially owned by Gold & Appel or Mr. Anderson, as applicable, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement.

         Exhibit 7.2 Power-of-Attorney dated January 19, 1998, from Gold & Appel appointing Walt Anderson as attorney-in-fact for Gold & Appel.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 27, 1998
                                   Gold & Appel Transfer, S.A., a British Virgin Islands corporation


                                   By       /s/ Walt Anderson
                                            -----------------------------------
                                            Walt Anderson, Attorney-in-Fact for
                                            Gold & Appel Transfer, S.A.

                                   /s/ Walt Anderson
                                   --------------------------------------------
                                   Walt Anderson